                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check One):  X  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [ ]  Form 10-Q
   [ ]  Form N-SAR  [ ]  Form N-CSR
        For Period Ended:       December 31, 2004
                           ---------------------------------------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

      For the Transition Period Ended:
                                        --------------------------------------

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                         -----------------------

--------------------------------------------------------------------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       General Growth Properties, Inc.
                         -------------------------------------------------------

Former name if applicable

--------------------------------------------------------------------------------

Address of principal executive office (Street and number)
      110 North Wacker Drive
--------------------------------------------------------------------------------

City, state and zip code      Chicago, Illinois  60606
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

The Securities and Exchange Commission ("SEC") has recently issued new accounting guidance regarding tenant leases. The registrant is evaluating the impact, if any, of such guidance on the registrant's financial statements. This evaluation has delayed completion of the audits of the registrant's financial statements and management's assessment of the effectiveness of the registrant's internal controls over financial reporting for the year ended December 31, 2004 by the registrant's registered independent accounting firm. As a result, the registrant is unable to complete and file the Annual Report on Form 10-K for the year ended December 31, 2004 by the prescribed filing date. The registrant currently anticipates filing the 2004 Annual Report on or before the extended deadline of March 31, 2005. The registrant does not currently believe that the adjustments, if any, resulting from this new SEC accounting guidance will result in any significant change in its previously reported results of operations. As of the date of this filing, management of the registrant has not identified any material weaknesses (as defined in the Public Company Accounting Oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Bernard Freibaum              (312)                   960-5252
          ----------------------------------------------------------------------
          (Name)                        (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months; or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes      [ ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                              [ ]  Yes      [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      General Growth Properties, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 16, 2005          By    /s/ Bernard Freibaum
      ---------------------        ---------------------------------------------
                                      BERNARD FREIBAUM, EXECUTIVE VICE PRESIDENT


                                       2